ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

06011937

MACQUARIE
BANK

22 March 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per

Dennis Leong
Company Secretary

RECEIVED
2006 MAR 28 A 11:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAR 28 2006
THOMSON
FINANCIAL

dw 3/28

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	21 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary.
Date of change	14 March 2006
No. of securities held prior to change	• 32,820 Macquarie Infrastructure Group (MIG) stapled securities held directly by Peter Kirby; and • 14,791 MIG stapled securities held by Bayete Pty Limited.
Class	MIG stapled securities
Number acquired	70,000 MIG stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.632857 per MIG stapled security

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk20032006.doc

+ See chapter 19 for defined terms.

No. of securities held after change	• 102,820 MIG stapled securities held directly by Peter Kirby; and • 14,791 MIG stapled securities held by Bayete Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

20 March 2006

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk20032006.doc

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Febonno Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Koda Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary.
Date of change	16 March 2006
No. of securities held prior to change	Direct: • 81,579 Macquarie Bank Limited (MBL) shares. Indirect: • 315,935 MBL shares held by Febonno Pty Limited; and • 6,922 MBL shares held by Koda Pty Limited.
Class	MBL fully paid ordinary shares
Number acquired	Nil
Number disposed	100 MBL shares

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil (transferred as a charitable donation)
No. of securities held after change	Direct: • 81,479 MBL shares. Indirect: • 315,935 MBL shares held by Febonno Pty Limited; and • 6,922 MBL shares held by Koda Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 17 March 2006

G:\CAG\COS\DLeong\BRD\ASX notices\MOSS\aem17032006.doc